SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To § 240.13d-1(b), (c) And (d) And Amendments Thereto
Filed Pursuant To § 240.13d-2

Under The Securities Exchange Act Of 1934

(Amendment No. 3)*

Cyanotech Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232437-301
(CUSIP Number)

December 14, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 232437-301
	NAME OF REPORTING PERSONS
1
	Michael A. Davis ("Davis")
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(See Instructions) (a) ☐
	(b) ☒
	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	United States

			SOLE VOTING POWER
		5
	NUMBER OF		84,000 shares.

	SHARES
			SHARED VOTING POWER
	BENEFICIALLY	6
			839,757 shares.

The 839,757 shares consist of:  31,250 shares held by Davis' spouse, Janet J. Johnstone ("Johnstone"); 226,988 shares held by the Skywords Family Foundation, a charitable foundation of which Davis and Johnstone serve as two of the three directors (the "Foundation"); 100,000 shares held by trusts for the benefit of Davis' children for which Davis is Co-Trustee (the "Children's Trusts"); 480,769 shares held by the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust") of which Davis is Co-Trustee and non-charitable beneficiary; and 750 shares issuable upon the exercise of stock options held by the Michael Davis 1993 Family Trust, a trust for the benefit of Davis, Johnstone, and Davis' descendants of which Davis and Johnstone are Co-Trustees (the "Family Trust").

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		84,000 shares.

PERSON
		SHARED DISPOSITIVE POWER
WITH	8
		839,757 shares.

The 839,757 shares consist of:  31,250 shares held by Johnstone; 226,988 shares held by the Foundation; 100,000 shares held by the Children's Trusts; 480,769 shares held by the Charitable Trust; and 750 shares issuable upon the exercise of stock options held by the Family Trust.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
923,757 SHARES.  The 923,757 shares include 750 shares issuable upon the exercise of stock options.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                                                                                            &#16 0;                                                 ☐
(See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
17.5%

TYPE OF REPORTING PERSON  (See Instructions)
12
IN

CUSIP No.  232437-301
NAME OF REPORTING PERSONS
1
	Janet Jyll Johnstone ("Johnstone")
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(See Instructions) (a) ☐
	(b) ☒
	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	United States

			SOLE VOTING POWER
		5
	NUMBER OF		31,250 shares.

	SHARES
			SHARED VOTING POWER
	BENEFICIALLY	6
			311,738 shares.
	OWNED BY

The 311,738 shares consist of:  84,000 shares held by Davis; 226,988 shares held by the Foundation; and 750 shares issuable upon exercise of options held by the Family Trust.

EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		31,250 shares.

PERSON
		SHARED DISPOSITIVE POWER
WITH	8
		311,738 shares.

The 311,738 shares consist of:  84,000 shares held by Davis; 226,988 shares held by the Foundation; and 750 shares issuable upon exercise of options held by the Family Trust.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
342,988

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                                                                                                                                               ☐
(See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
6.5%

TYPE OF REPORTING PERSON  (See Instructions)
12
IN

CUSIP No.  232437-301

NAME OF REPORTING PERSONS
1
	Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust:")
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a) ☐
	(b) ☒
	SEC USE ONLY
3

	CITIZENSHIP OR PLACE OF ORGANIZATION
4
	[__________________]

			SOLE VOTING POWER
		5
	NUMBER OF		0 shares.

	SHARES
			SHARED VOTING POWER
	BENEFICIALLY	6
			480,769 shares.

Davis is a Co-Trustee and charitable beneficiary of the Charitable Trust.

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	7
REPORTING		0

PERSON
		SHARED DISPOSITIVE POWER
WITH	8
		480,769 shares.

Davis is a Co-Trustee and charitable beneficiary of the Charitable Trust.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,769 shares.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10                                                                                                                                                                                                  ☐
(See Instructions)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

TYPE OF REPORTING PERSON

00

Item 1.

(a)	Name of Issuer:

Cyanotech Corporation.

(b)	Address of Issuer's Principal Executive Offices:

73-4460 Queen Kaahumanu Highway, Suite 102
Kailua-Kona, Hawaii 96740

Item 2.

(a)	Name of Person(s) Filing:

This statement is filed jointly by Michael A. Davis ("Davis"), the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust") and Davis' spouse, Janet J. Johnstone ("Johnstone").

(b)	Address of Principal Business Office or, if none, Residence:

1621 Juanita Lane
Tiburon, California 94920

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

232437-301

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Davis:  923,757 shares.  The 923,757 shares include 750 shares issuable upon the exercise of stock options.

Johnstone:  342,988 shares.  The 342,988 shares include 750 shares issuable upon the exercise of stock options.

Charitable Trust:  480,769 shares.

(b)          Percent of Class:

Davis:  17.5%

Johnstone:  6.5%

Charitable Trust:  9.1%

(c)          Number of shares as to which the person has:

(i)           Sole power to vote or direct the vote:

Davis:  84,000 shares

Johnstone:  31,250 shares

Charitable Trust:  0 shares

(ii)          Shared power to vote or to direct the vote:

Davis:  839,757 shares.  The 839,757 shares consist of:  31,250 shares held by Johnstone; 226,988 shares held by the Foundation; 100,000 shares held by the Children's Trusts; 480,769 shares held by the Charitable Trust; and 750 shares issuable upon the exercise of options held by the Family Trust.

Johnstone:  311,738 shares.  The 311,738 shares consist of:  84,000 shares held by Davis; 226,988 shares held by the Foundation; and 705 shares issuable upon the exercise of options held by the Family Trust.

Charitable Trust:  480,769 shares.  Davis is a Co-Trustee and charitable beneficiary of the Charitable Trust.

(iii)          Sole power to dispose or direct the disposition of:

Davis:  84,000 shares

Johnstone:  31,250 shares

Charitable Trust:  0 shares

(iv)          Shared power to dispose or direct the disposition of:

Davis:  839,757 shares.  The 839,757 shares consist of:  31,250 shares held by Johnstone; 226,988 shares held by the Foundation; 100,000 shares held by the Children's Trusts; 480,769 shares held by the Charitable Trust; and 750 shares issuable upon the exercise of options held by the Family Trust.

Johnstone:  311,738 shares.  The 311,738 shares consist of:  84,000 shares held by Davis; 226,988 shares held by the Foundation; and 705 shares issuable upon the exercise of options held by the Family Trust.

Charitable Trust:  480,769 shares.  Davis is a Co-Trustee and charitable beneficiary of the Charitable Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Northern Trust Bank of California N.A. is Co-Trustee of the Children’s Trusts and the Charitable Trust, and collectively holds 580,769 shares or 11.0% of the class of stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N.A.

Item 8.	Identification and Classification of Members of the Group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2010

By:	/s/ Michael A. Davis
Michael A. Davis

By:	/s/ Janet J. Johnstone
Janet J. Johnstone

By:	/s/ Michael A. Davis
The Michael Arlen Davis
Charitable Lead Annuity Trust
By:	Michael A. Davis
Its:	Co-Trustee

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)